UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Communication on Petrobras Biocombustível (PBio)
—

Rio de Janeiro, November 6, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that its Executive Board has approved today the end of the divestment project of its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBio), which will remain in the Company’s portfolio.

This decision is in line with Petrobras’s current strategic guidelines that takes into account the Company’s low-carbon businesses, profitably diversifying its portfolio and ensuring its continuity.

Additionally, within the scope of discussions about the new cycle of its Strategic Plan, Petrobras is analyzing alternatives and business models for PBio, through partnerships that can boost its operations, considering new business opportunities, potential synergies between the company’s assets and the maximization of the results of the Petrobras System.

About PBio

Founded in 2008, PBio is a wholly-owned subsidiary of Petrobras, engaged in the production of biofuels and the trade of sulphur. It owns three biodiesel plants: two operational plants in Candeias (BA) and Montes Claros (MG) and one in Quixadá (CE), which is mothballed.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer